Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were posted by Andrejka Bernatova, Chief Executive Office of SPAC, on her X and LinkedIn accounts on December 18, 2025:

The above-mentioned communications include a link to a discussion with Andrejka Bernatova, Chief Executive Officer of SPAC, Diane King Hall of Schwab Network. The transcript is provided below:

Diane  00:04

AI isn’t just transforming technology, it’s reshaping the entire energy and investment landscape, and as we head into 2026 power demand is sparking a new wave of SPACs, with energy and crypto expected to lead the way for more insight, we want to welcome in our next guest, that’s Andrejka Bernatova, CEO of Dynamix, joining us here at the stock exchange. It’s good to see you.

Andrejka

Good to be here. Thanks for having me. Diane,

Diane

Okay, so let’s talk big picture and kind of the focus and need for more energy and the setup for 2026 What’s your expectation?

Andrejka  00:35

You know, energy has been obviously an important component of economy and powering economy for decades and decades. As we look into 2026 I think we are really looking AI and the growth of the, you know, AI space being making a structural difference in energy over the next few decades. So if you think about it right now, we have about 60 gigawatts of projects that are related to AI that have been announced. We are looking at about 2.2 to 3% growth in power demand, which historically has only been zero to 1% so pretty significant growth. And we’re really looking into some of the large scale projects that have been announced historically to start to be built out as we look into 2026

Diane  01:19

So there’s been the conversation about how much energy will need because of the data centers, right? And what that does to electric bills, honestly, you know, so the consumer is concerned about that. When you think about 2026, do you expect energy to essentially pardon upon be the center of gravity,

Andrejka  01:37

100% and again, driven by AI, and we are all sort of addicted to AI already, and so we are driving that demand. It is not, you know, sort of somebody else’s at the end of the day, the end consumer. You know, as we do look at the energy mix. The interesting point is, obviously the one of the pillars of decarbonization is actually gas. So replacing coal with gas, that is the most imminent way to decarbonize. And obviously the quantum energy that’s going to be needed is immense, as we just mentioned. I do think that that may bring some price changes over short term. But if you think about it, a lot of the energy related projects that are related to AI growth are sort of micro, micro grids and those are going to be built sort of on islands, and they actually may be helpful from a resiliency perspective for the grid, you know, over medium period of time as well.

Diane  02:31

Okay, and so interesting. As we’re, like you said, good consumers, we’re using all of it. So basically we’re our own worst enemy. So when you think about the setup for SPACs in 2026 What do you expect the mix to be?

Andrejka  02:45

We are seeing some high quality SPACs that, you know, repeat teams or new teams as well. Diane, I think that we are not expecting, at least from our perspective, that there’s going to be sort of this, make a wave that we saw in 2021 2022 Okay, hopefully there’s going to be a, you know, sort of a return to discipline in the SPAC space. And, you know, we use SPACs as an extremely helpful product, especially if you think about it, relative to an IPO, because SPAC can actually bring companies to the public space in a very controlled manner, especially some of the larger, you know, one and a half billion plus dollar companies. SPAC really is a product that’s a very attractive from a cost perspective as well, versus an IPO.

Diane  03:29

If you were doing a scorecard or report card for this year, I did this with another guest who is, you know, heavily focused on IPOs, and he gave a rating. This was his scorecard, to be honest, his idea, I want to give him full credit. That’s Jim Neeson of Connor Group, and we’re saying A to D, for instance, the amount of IPOs. He gave an A this year, you know, because we had a return to markets, if you were giving a, you know, that kind of rating to SPACs, what would you give? For instance, A to D. I don’t think you’re going to give an F on SPACs for amount, mix and performance each section of that.

Andrejka  04:06

Well, I like scoring. I should have been a teacher. So I would say amount. We had a healthy amount, about 150 SPACs outstanding. So I would probably give it a, you know, a solid A to be honest. From that perspective, I would say quality. We are seeing a mix. I would probably give it a, you know, B, you have some, again, high quality ones that have shown discipline in the past, which is absolute key. You should not be taking businesses public via a SPAC that should not be public in the first place. And so I really hope that discipline is going to stay as we go forward, so, you know, and, and I think the quality of De-SPACs, I think that’s a mix back, okay, so it’s really hard to give it a score, because you’re going to have some Fs, you will, and, but I do think that you’re going to have some A pluses as well on the other side.

Diane  04:57

Okay, so that’s a mix. But when you look at these facts, just. Because of the nature of, you know, the product, if you will, or style, rather, coming to the markets. When you think about next year, let’s get into nat gas. What works? So what are you expecting to work there

Andrejka  05:14

On a natural gas side? I mean, obviously you are going to have the suppliers, like the upstream companies, that are running for gas, and I think there are going to be some, you know, high quality beneficiaries there, and that space is fairly sort of unified. We have some very large players. I do think that there’s going to be interesting component where we’re going to see potentially new companies going to the public market, or even being created, already growing to a robust, you know, potentially public style business.

Diane  05:40

Like the quantum computer wave basically.

Andrejka  05:43

Correct, yes. And so I do think that you’re going to see a lot of the ecosystem around the gas generation build out that’s going to come to the forefront when you actually need to, you know, you need to transform our companies. You need suppliers. You need the infrastructure companies. So essentially, the ecosystem around the AI power gas build out is going to be something that’s going to see a robust growth,

Diane  06:04

And any fine point that you want to finish on, or prediction that you want to leave us with for 2026.

Andrejka  06:11

Well, I think it’s going to be a robust growth in the energy space. It’s really exciting. It’s not like it hasn’t been here before. Energy has been here for decades. And I do think that, you know, we are going to see actually execution coming to the forefront, versus announcement. So that’s something we are excited about.

Diane  06:28

Okay, we’ll leave it there. Appreciate you joining us here. That’s Andrea Bernatova, CEO of Dynamix, joining us here at the New York Stock Exchange. Our thanks to Andrejka for joining us here.

The above-mentioned communication included a link to a podcast interview of Andrejka Bernatova, Chief Executive Officer of SPAC, with Shiv Narayanan of Private Equity Value Creation Podcast on December 11, 2025, which was previously disclosed. A link to the podcast can be found here https://www.howtosaas.com/episode-105-andrejka-bernatova-dynamix/

The above-mentioned communication includes a clip to a discussion with Andrejka Bernatova, Chief Executive Officer of SPAC, and Andy C. of The Rollup. The full transcript of the podcast is provided below:

Andy 00:07

Up next, we have Andrejka Bernatova, founder of Dynamix, an interesting company here, energy oriented and just kind of has a lot of has probably a lot of business going on at the current state of affairs, given the data centers and given the demand for power, electricity and more. So guys, without further ado, why don’t we go ahead and bring Andrea up to the stream and get this, get the show. Let’s get started. I am so sorry if I’m butchering your name. It is a beautiful name, but I can’t imagine I’m saying it right. Could you help me out here? Andrejka, where are you from? Andrejka, all right, I’m a big fan. I’ll tell you that I’ve had some good times out there in Czech Republic. Good to have you calling in here. We’re talking energy. We’re talking Ethereum. Before we do, we love to just hear about what Dynamix is for our audience, so they can get a bit of context. And then we got tons of different things for energy, for AI, Ethereum, etc. So what is Dynamix and what is your what is your role there as the founder?

Andrejka 02:03

So thank you for having me first of all, really exciting, so Dynamix has two separate platforms. So we have our SPAC platform, and right now, I’m the CEO and chairman of Dynamix so essentially our Dynamix Corporation is, where we recently, in the summer, announced a merger with The Ether Machine, Andrew Keys company. Obviously, it was been one of the founders of the Ethereum space. We actually, at the end of October, we took our third SPAC public of Dynamix Corporation III, and I’m CEO and Chairman there, and we are right now searching for another merger come to that, for Dynamix III, and then separately, we have our private platform that is separate from our SPACs. It’s called Dynamix Capital Partners, where we look to partner with companies on the private side, generally, sort of looking at $50, $250 million equity tickets, and that’s generally in the sort of energy and infrastructure ecosystem that’s in bulk right now. But you know, it’s been around for hundreds of years, because people are noticing it very recently.

Andy 03:18

Yeah, yeah. And congrats on the $200 million raise. Or just over that for Dynamix III, that’s, this is awesome. So if I understand that part correctly, we’ll start. We’ll go backwards here. That is where you guys help companies go towards a SPAC listing, right? Is that kind of a public listing?

Andrejka 03:39

That’s right? Andy. So with Dynamix III, we are listed on the NASDAQ. And so what we do is we raise the risk capital first that supports the initial IPO of the SPAC that you just mentioned, a $200 million raise at the end of October. And so we have that about 200 million in that trust as cash. And now I’m now searching for a merger with another company with an operating business, and through hours back, that business is going to, you know, likely go public, will be hopefully able to contribute capital into the combined business.

Andy 04:16

Very cool. Very, very cool. All right, let’s talk energy. Let’s talk AI. Let’s talk this man’s situation that has just been absolutely exponentially increasing. I remember speaking to a couple AI, kind of AI crypto adjacent investors, as well as just some AI investors in Silicon Valley about two, two and a half years ago. And I was just basically like, Guys, if there’s a if there’s a dependent variable that we can create as kind of like a constant function for what your investment thesis will be kind of centered around for the next five to 10 years in these categories. But like, what is that? And the overwhelmingly consensus answer was simply the demand for compute is just going to keep increasing. So at least you do with that what you will think about, you know, like this, first and third. Were consequences of this, and then you’ve got a relatively firm investment thesis for this category. Now, of course, that is true, and so it isn’t but we are not there yet, and I’m not sure if we’ll ever be in a world where demand for compute really drives perhaps it’ll come in some sort of specialization, or if we create better chips or models that don’t need as much compute, etc. I’m sure there could be some innovation there, but from the time being, the last three years, that is wrong, extremely true. Talk to us about what this kind of computer looks like today kind of maybe catch us up over the last couple of years, and what you’re seeing looking ahead for this demand side of the for compute from the AI perspective, yeah,

Andrejka 05:46

Obviously there’s a lot of hype around AI, you know, like you said, it’s sort of interesting, because we’ve had, obviously continued demand and increased demand for energy, whether it’s fossil fuel or whether it’s renewables, it’s really anything at our disposal that has been, you know, driven by just the growth of industrials, you know, growth, obviously, of cloud in the recent years, and now we are entering sort of this new AI ecosystem. You know, the difference, I would say, actually, Andy, between maybe the last waves of energy versus this one is just a quantum of energy and power that’s required is just, you know, also magnitude of the past. And I would say the second component is also the demand for power, you know, on its own, right. So sort of the utilities power space has generally not been a space where folks are, you know, looking to enter. They are graduating age of, you know, whatever, 22 from college or 25 from business school as a necessary career that you would want to envision yourself for decades to come in. And I think that has changed. I mean, it is, you know, the entire ecosystem, from energy extraction or production transportation. You know, the pipelines and the wires to power production and then power distribution. And thing that is leave you, from our perspective, that is the single biggest element that’s essentially going to drive the growth, or maybe slow down the growth of AI. You know, of this AI ecosystem. So, you know, I am addicted to AI. I’m sure you are. And if we are, then, you know, my kids certainly are just gonna be, hey, they will not be able to, you know, imagine life without it, just like we can’t imagine life without internet. Can’t imagine life without, you know, iPhone as the same way that they are doing, you know, AI, it’s part of school system. It’s, it’s, you know, part of everything we do in our daily lives. But the single most important component from our perspective, obviously, you know, chips on one side. But really, what is going to drive everything is the energy and power infrastructure around

Andy 08:06

AI, yeah, I’m curious what you think the most realistic energy stack is for supporting this kind of hyper scaling of AI, is it non renewable? Is it renewable? Natural Gas, micro grids, solar, even, kind of, how do you think about the like, the energy stack powering AI, you know, you’ve got Elon and the guy from Google, I think, talking about creating data centers in space. So clearly, you know, people are thinking about where they’re going to get their next batch of energy from, which I think is a bit absurd. But how do you think about the growing energy staff for supporting hyperscale?

Andrejka 08:45

In my next life, I do want to be Elon, you know, I definitely lack the, you know, the visualization, the way that he sees the world. I am just a crude realist here who was brought up in a, you know, hardcore communist country a few decades ago. So very different approach, I mean, so I can’t comment on sort of the more futuristic visions, which very well may be true, honestly, but I’m thinking about the next five to 10 years, right, in my very active, sort of professional lifetime, what’s going to happen. And the reality and is would be like, I think all of us would, you know, including the guys in the oil field, by the way, I think everybody would generally like to have a cleaner environment. That there’s nothing I would say severely controversial about it. If you can have a choice between clean versus nothing. I think you always go in that direction. But the reality is that is just not something that’s practical over the next five to 10 years, right? And so when we have seen a shift is essentially in the 2020, 2021, timeframe, everybody wanted green. Everybody wanted cooler. And when Geoffrey. Of all you know now, we are kind of mesmerized by, I would say, the nuclear component. And so, you know, hydrogen, right, was very much favored for a period of time. And those are all, I would say, additive sources of energy. But if you really think about, you know, I’m concerned about, not whether we are going to decarbonize in five years. Those are others that have a task at hand, that are going to develop a transformational technology that ultimately is going to change the world, and maybe we will not need oil and gas at that point. But I am concerned about decarbonizing over the next five years, right? That is something that’s possible, that’s, that’s, you know, very executable. And, you know, if you think about it from that perspective, gas is really the solution at scale. So what gas solution provides, from a power perspective, is one, decarbonization versus coal, right? So that’s number one, number two. It’s a sort of subset of energy that’s attainable in the short term, not decades, you know, in five years or in eight years. Social it is a solution that’s very executable within, you know, months. And then the third piece, and that’s very important, and the in this energy solution these days, specifically for AI, is resiliency. You know, you need 99.99% of reliability. And unfortunately, the renewable sources that we have available today are not generally, you know, the best source for that resiliency perspective. And on top of that, of course, what you have is more severe weather patterns, whether it’s cold or warm or hurricanes or whatever it may be, it’ll really need a solution that’s in the ground, that’s stable, that’s available even, you know, during some of those more dramatic events that are not just prevalent in the coast of Louisiana and Texas. It’s, it’s really prevalent in parts of the world where you didn’t have those weather disasters before. So I would say gas is going to continue to be very scalable and prevalent over the next five years. And, you know, we are, of course, going to be continuing adding renewables, whether it’s solar and batteries and, you know, wind and others, but we need to be mindful about actually creating solution over the next five years.

Andy 12:28

Yeah, I think, you know, I can’t help but think that this can general decarbonization concept, sounds extremely impactful from a conservatism and environmental perspective, but falls kind of weak in a perspective of hyper capitalism. If I don’t really care about, you know, the impact that I’m having on the on the O2 layer, or the ozone layer with my work, then I’m just going to do what I can to out compete you, because you do care, and I simply will. So, so is that wrong? Like, like, how does your kind of, let’s say, like, altruistic kind of motive here behind the energy and your thesis around that, how does it actually relate to the unit economics of other sources of energy that perhaps are a bit more destructive and perhaps require or produce more carbon?

Andrejka 13:23

Yeah, I think it’s sort of interesting. So two things I would have to comment on, that when you actually look how much money has been spent in the renewable spend space and who spent that money, you will see that the large oil and gas companies are the companies who spend significant amounts of money, whether it’s hydrogen, carbon capture, obviously, wind, solar, etc, you know, geothermal, right? And those are also the companies that are probably the best equipped, Andy to take renewables to the next phase, right? Because those energy is very capital intensive business. You just can’t produce energy from nothing, right? And so it is very dangerous business. And so, you know, the oil and gas companies are the companies who are every oil well or gas well, or every piece of infrastructure. If you don’t do something correctly, somebody may die. I’m sure a lot of folks have watched the landman episodes recently. And I thought it obviously exaggerated, but it did bring a very interesting line into the oil and gas business. And that’s very transferable into renewables. And so, you know, and at the end of the day, I would say the third element, it’s obviously, you know, oil, gas, volatile commodities, you know, similar to renewable commodities. And so I would say that’s, that’s another phenomenon where the people who’ve played in that space for decades. So I would say that number one. So one of the people who actually will play in renewables, it likely will be the people who play in oil and gas, from companies and investors perspective. You know, I would say the altruistic, you know, it is, I think we have to be always mindful. Do we want a clean solution? The answer is yes. But if the solution is not economic, it is just not fair to be, you know, sacrificing availability of energy versus, you know, clean energy. I mean, maybe in, you know, Santa Barbara or Beverly Hills, that’s, you know, some of those solutions are very viable, but not for, you know, a regular person, whether it’s in America or whether it’s in Europe, or whether it’s in Africa or around the world. That is a really important equation that we have to think about. What is the economics and the availability of energy for that, you know, end consumer from India to Brazil to Oklahoma,

Andy 15:48

Yeah, totally, yeah. I appreciate that explanation. I think that, yeah, that that kind of cleared up. My question there coming to the Ethereum part of the equation. So, you know, take your ETH and you guys mentioned that you collaborated with our friend and show Andrew to kind of bring this company together. So is the right way to think about this, this company like a dual sided bet on Ethereum and this growing compute demand, kind of energy demand equation. What is the what is the right way to think about your company, as far as like what shareholders are investing in, or what potential investors are looking at, not financial advice here, just trying to understand what the breadth of the scope of this investment is.

Andrejka 16:38

So The Ether Machine, and Andrew, that company, you know, it’s a merger that’s specific to Dynamix Corporation, which is, you know, one of the SPACs that we have. And so that’s going to be, you know, clean vehicle. What we really like about The Ether Machine is one, obviously, you know, Andrew and the team have been doing this for a decade. And so they’re well versed. They’re doing this full time. And you obviously, is contributing about 150,000 of his own Eth, which is, you know, significant holding in the space. So he’s, you know, very dedicated to the to the company over short, medium and long term. And I would say that, you know, the fact that we have a sort of a clean vehicle that’s not, you know, burdened by some historical components, it makes it very easy. We’ve obviously raised 20 billion of equity capital, so gives it a very solid footing. And start now, I would say fanatically, Andy, what does you know Ethereum have to do with energy and power and AI and all that? Interestingly enough, there are a lot of similarities between the two spaces. So both, you know, digital assets as well as energy infrastructure, are very capital heavy. You can’t invest 20 million and create 20 billion, you know, you will need continuous deployment of capital in order to grow both sides of those business, both ecosystems. And, you know, it’s obviously very technically heavy on both sides. But I think the most critical piece, and that’s why we, you know, really like partnering with The Ether Machine on, you know, with Dynamix Corporation was the fact that both industries we view as mission critical. Over the next five to 10 years, you cannot live without energy and power. You know, we would like to not possible and small way we view the crypto space, and Ethereum specifically, you know, I mean the way that it’s going to change. And I know you, you know your views, and you guys are well versed on that topic, but you know, I need 99% of the people I meet, whether it’s a end consumer, or whether it’s multi billion dollar family offices or very, very large institutional investors, this space has it’s really in its early innings, right? There’s a lot of misunderstanding, or not complete understanding what crypto is actually going to mean over the next five to 10 years, and how it’s going to fundamentally change our lives. You know, similar way that Internet did for us or iPhone, right? We are going to adjust the way we transact, the way we think about contracts. I mean taking a step back, you know, every day for you or I, or anybody you know, unless you live in the desert by yourself somewhere. But it’s just series of contractual decisions. And, you know, we don’t kind of think about it, because we got used to the way that we function. But, you know, in five years or 10 years, or whatever the timeline is, those contractual ways of, you know, just working on daily perspective, it’s a little fundamentally, very different. So I compared Andy and I came to it as a newbie, right earlier in this year. I haven’t lived in this kind of crypto ecosystem for the past decade. But the interesting thing for me was, when we think about landline phone, right? So we were able you and I, you know, we could call from New York to Boston. Hey, how are you doing? Andy, are you having a day, etc, through a landline, right? We are now doing it, obviously, via phones. And you know, whether it’s different apps, WhatsApp, phone, face down, whatever it is, we see each other. Now we couldn’t see each other. Maybe that’s a bad thing, in some cases, the other person, but the point is, we still just communicate, right? It’s just a communication form, but it’s fundamentally totally different. So that’s how I view crypto, and that’s how I view Ethereum, is that we will be doing the same things. It’s not like we’re not going to be transacting, but it’s going to be so different the way we’ll do it. And Ethereum is, you know, we view as gonna be the backbone of that exercise,

Andy 21:04

Yeah, yeah. Let’s get a bit deeper in that. So, you know, I think Ethereum has its role in this emerging AI energy economy that that is really growing and is set to really grow continuously over the next five years. I think how is still yet to kind of be determined exactly how Ethereum fits in. But I’m curious, from your perspective, from working with Andrew, from your expertise in the energy sector, how do you see kind of like this, AI energy economy intersecting with Blockchain, and you know, whether it be Ethereum or others, how do you see these actually playing out from your, you know, expertise and energy. You know, we’ve seen different supply chain examples. We’ve seen, you know, the typical kind of, like removal of the middleman from a contraction perspective, from a supply chain perspective, obviously, just like the verifiability and the provenance of blockchain allows you to have kind of, like this immutable ledger. Talk to us about how you see energy markets and Ethereum kind of intersecting over the next five years.

Andrejka 22:10

Yeah, I think, you know, obviously the growth of AI is underpinned by energy and by the trust level. And so we talked about energy previously and the trust level. You know, we do think the Ethereum ecosystem is going to be critical for that. When you think about is it really sort of refreshing to see large institutions like the BlackRocks and others and the Jamie Dimon, I was kind of like, you know, in his camp for a long time, and Jamie says this doesn’t make sense, therefore it doesn’t make sense. And obviously, you know, we changed our mind with Dynamix a few months ahead of Jamie, actually. But anyways, long story short, I think the institutional sort of embracing that is huge, right? Because you are essentially either going to play along the crypto ecosystem, or be excluded. And so, you know, there will be, obviously, role in all financial institutions in that space. But I think at the end of the day, Andy, the way that I really see the space having impact is, is the general consumer, right? Is the guy, whether he is a, you know plumber, and you know North Dakota, or whether he is a train driver, and, you know, in the Czech Republic is, is actually we need to sort of educate and push the usage. And that could be, as you mentioned, right? I mean, cutting off the middleman, you know, the ads that we are now using for transportation or accommodation, etc, and everything else. It’s, you know, the mortgages. But I think what’s, what’s also interesting about the crypto space, it’s going to be more catered towards to what you and the like, right? Or want, or, you know, when do you want it? Right? I want to have a, you know, common meal time at 6am on Monday mornings. And it’s going to cost me more at 6am then at 5pm on Tuesday. So this is going to be a much more customization to, you know, what our needs are. And I think that’s going to sort of enable more of a velocity right of transactions as well. So I think that’s going to be the, you know, and one of the end impacts as well, in terms of the mass consumer really embracing the space, and, you know, Andrew, and we talked about this quite a bit, is, is that end consumer is, you know, cutting off a lot of the, you know, a lot of the middleman and the processes that we now have to go through and the trust and season half now that’s going to be a game changer.

Andy 24:47

You heard it hear first guys. Ticker is ETHM, Andrew has committed 150,000 of his own, he is an Ethereum OG and Legend. You’ve got the energy expertise here of Miss Bernatova. Interesting times, Ethereum, Dynamix, thank you for your time. I’ve been watching some of your latest shows on the media tour, CNBC and coin desk, and some of these others. So good. Good on you for putting the word out there. I appreciate you sharing some of your insights with us today. It’s been a pleasure.

Andrejka 25:16

Thank you, Andy, thanks for having me. Happy holidays. Have a good holiday season. Bye.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market Dynamix, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.